UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                                               Commission File Number 000-51162

                           NOTIFICATION OF LATE FILING

(Check One): [ X ] Form 10-K and Form 10-KSB [  ] Form 20-F [  ] Form 11-K
             [  ] Form 10-Q and Form 10-QSB [  ] Form N-SAR

For Period Ended: December 31, 2004

[  ] Transition Report on Form 10-K [  ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K
For the Transition Period Ended:     N/A

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: N/A

                          PART I-REGISTRANT INFORMATION

Full name of registrant                     Sunset Brands, Inc.
Address of principal executive office       10990 Wilshire Boulevard, Suite 1220
City, State and Zip Code                             Los Angeles, CA 90024


                        PART II-RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X](a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X](b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ](c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.   N/A

                               PART III-NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period:

The annual report of the registrant on Form 10-KSB could not be filed because management requires additional time to compile and verify the data required to be included in the report due to a recent acquisition and change of control.

                            PART IV-OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

                  Todd Sanders                       (310) 478-4600


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                               [X] Yes  [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                               [X] Yes  [   ] No

         If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         On October 4, 2004, we entered into a reverse acquisition transaction with Low Carb Creations wherein Low Carb Creations was considered to be the acquirer, as disclosed in our 8-K filings. Accordingly, results of operations of Low Carb Creations are included in our consolidated results of operations for the year ended December 31, 2004. We anticipate those results will include sales of approximately $2.4 million and net losses in excess of $4.75 million. During the prior year ended December 31, 2003 we reported no revenues and net losses of $40,545.

                               Sunset Brands, Inc.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 2005                            By:  /s/ TODD SANDERS
                                                    --------------------------
                                                       Todd Sanders
                                                       CEO and President